UNIVERSITY GENERAL HEALTH SYSTEM, INC.

7501 Fannin Street

Houston, TX 77054

713-375-7100

November 16, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jim B. Rosenberg	Nandina Acharya
	Senior Assistant Chief Accountant	Staff Attorney
	Division of Corporation Finance	Division of Corporation Finance

	Mark Brunhofer	Brian Pitko
	Senior Staff Accountant	Staff Attorney
	Division of Corporation Finance	Division of Corporation Finance

Christine Allen
Staff Accountant
Division of Corporation Finance

Re:	University General Health System, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed April 16, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 14, 2012
File No. 000-54064

Ladies and Gentlemen:

Reference is made to the comment letter dated November 2, 2012 (“Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) setting forth the staff’s comments on the responses to our October 5, 2012 response to the Commission’s September 10, 2012 comment letter covering the following documents filed by University General Health System, Inc. (“University General Health System, Inc.” or the “Company”) with the Commission: (i) Form 10-K for the Year Ended December 31, 2011, filed April 16, 2012; (ii) Form 10-Q for the Quarterly Period Ended June 30, 2012, Filed August 14, 2012; File No. 000-54064.

The Company’s response is set forth below opposite the number corresponding to such item in the Comment Letter.

Securities and Exchange Commission

November 16, 2012

Form 10-K for the fiscal year ended December 31, 2011

1.	We acknowledge your response to prior comment 4. The Form 8-K/A filed on April 20, 2011 amends your Form 8-K filed on March 10, 2011. This Form 8-K covers your change in auditor form HJ and Associates, LLC to Moss, Krusick & Associate, LLC related to the 2010 reverse acquisition between TrinityCare Senior Living and Seabridge Freight Corp (Seabridge). With regards to the 2011 reverse acquisition between Seabridge Freight Corp. and University General Hospital LP (UGHS, accounting acquirer) it appears that you did not file an Item 4.01 Form 8-K on EDGAR. Unless the same accountant reported on the most receive financial statements of both the registrant, being Seabridge, and the accounting acquirer, a reverse acquisition always results in a change in accountant. The accountant that will no longer be associated with the registrant’s financial statements is the predecessor accountant, which would be UHY LLP. Please file an Item 4.01 Form 8-K for the change in auditor from UHY LLP to Moss, Krusick & Associates, LLC. As previously requested, please represent that you will indicate on the cover page of your next form 10-Q and subsequent Forms 10-K and 10-Q, as appropriate, that you have not filed all the reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934.

Response: We respectfully continue to believe that because UHY LLP (“UHY”) never served as the Company’s auditor, no change of auditor occurred in connection the acquisition and recapitalization transactions that were completed on March 28, 2011. Below is a timeline of events surrounding the status of the Company’s auditors during the relevant time periods:

•

4/1/2011 – The Company filed a Form 8-K to report the March 28, 2011 closing of the acquisition by the Company of University General Hospital, LP and University Hospital Systems, LLP (the “Hospital Companies”).

•

4/20/2011 – The Company filed a Form 8-K to report the change of auditor from HJ and Associates to Moss Krusick and Associates, LLC (“MKA”). MKA was engaged as the Company’s independent public accountant on March 9, 2011.

•

5/9/2011 – The Company filed a Form 10-Q for the quarterly period ended September 30, 2010. MKA , as the Company’s independent public accountant of record, reviewed the financial statements included in this report in accordance with Statement of Auditing Standards No. 100, Interim Financial Information (“SAS 100”).

•

5/9/2011 – The Company filed its Form 10-K for the year ended December 31, 2010. As the Company’s independent public accountant of record, MKA performed the audit of the Company’s financial statements included in this report.

•

5/24/2011 – The Company filed its Form 10-Q for the quarterly period ended March 31, 2011. As stated in the explanatory note therein, MKA was unable to perform the SAS 100 review because the audit of the financial statements of the Hospital Companies was not yet completed (they were not due to be filed until June 2011).

Securities and Exchange Commission

November 16, 2012

•

6/14/2011 – The Company filed a Form 8-K/A to file the audited financial statements of the Hospital Companies for 2009 and 2010. As the Hospital Companies’ auditor, UHY performed these audits and provided its consent to include its audit report in the Company’s Form 8-K/A.

•

8/15/2011 – The Company filed its Form 10-Q/A for the quarterly period ended March 31, 2011. As stated in the explanatory note therein, because the audit of the Hospital Companies was now completed, MKA was able to perform the SAS 100 review of the Company’s financial statements for the quarter ended March 31, 2011.

At all times since March 9, 2009, MKA (not UHY) has been the Company’s independent auditor of record. UHY’s audit engagement was limited to providing audit services for the Hospital Companies, as private companies. Moreover, following the completion of UHY’s audit of the Hospital Companies’ 2009 and 2010 financial statements in June 2011, the Company determined not to replace MKA as the independent auditor of the Company.

We respectfully submit to the Commission that (i) MKA was engaged as auditor of record for the Company on March 9, 2011 and has remained the auditor of record continually since that time, (ii) UHY never served as the Company’s auditor of record, and (iii) no change in the Company’s auditor from UHY to MKA occurred nor should a change be reported.

2.	We acknowledge your response to prior comment 5. Please have Moss, Krusick & Associates, LLC explain how they determined it was appropriate to audit only the adjustments to your 2010 financial statements. Please also have them explain how they were able to form an opinion that the error-correcting adjustments were appropriate and were appropriately applied and how they considered each of the factors in Question 4 to the June 9, 2006 PCAOB Staff Questions & Answers that a re-audit was not necessary:

•	The extent of the adjustments;

•	The reason for the adjustments; and

•	The cooperation of the predecessor auditor.

Securities and Exchange Commission

November 16, 2012

Response: The explanation of Moss, Krusick & Associates, LLC (“Moss Krusick”) is incorporated in this response. Both Moss Krusick and UHY LLC (“UHY”) determined that PCAOB guidance allowed either firm to audit the 2010 adjustments. Moss Krusick during the performance of its audit of our 2011 financial statements discovered, with the assistance of healthcare consultants, errors in the company’s prior period financial statements related to net patient revenues and contractual reserves for accounts receivable. Moss Krusick had performed numerous analytical procedures focusing on net vs gross reserves as a percentage of revenues and accounts receivable, and also recalculated 2011 revenues based on actual cash received. The results of these procedures indicated that the company had made errors in prior periods by recording net patient revenue equal to cash collections (collected during the year under audit and subsequently) which were due back to payors or patients (i.e., patient credit balances). These prior period errors were thoroughly discussed and reviewed with UHY during numerous live and telephonic meetings. UHY concurred with the prior period adjustments and both firms and the company determined that rather than have UHY spend significant additional time and resources re-opening its 2010 and prior audits, Moss Krusick would audit and report on the prior period adjustments. Also, given that the impact of the reverse merger on prior periods was primarily a recasting of equity, both firms and the company for the same reasons previously mentioned determined that Moss Krusick would audit and report on the adjustment for the reverse merger. The extent and reasons for the adjustments were disclosed in Note 2 to the financial statements. The cooperation between the two firms and the company was and is very amicable. Given these factors, neither firm nor the company determined that a re-audit of the 2010 financial statements was necessary.

Please direct any further questions or comments concerning this letter to Company’s Chief Financial Officer, Michael L. Griffin (at 713-375-7005) or to the Company’s General Counsel, Edward T. Laborde, Jr. (at 713-375-7106).

Very truly yours,

/s/ Edward T. Laborde, Jr.
Edward T. Laborde, Jr.

/s/ Michael L. Griffin
Michael L. Griffin